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                                                                  EXHIBIT 99.(K)


                        VENTURE EQUITIES MANAGEMENT, INC.



                                 August 28, 2001



Universal Automotive Industries, Inc.
11859 South Central Avenue
Alsip, Illinois 60803
Attn:  Arvin Scott


Ladies and Gentlemen:

         We are writing to confirm the additional agreements that we have reached in connection with the closing of the purchase and sale of Series A Preferred Stock of Universal Automotive Industries, Inc. ("Universal") to Venture Equities Management, Inc. ("Venture"). All capitalized terms used, but not defined, herein shall have the meanings set forth in that certain Purchase Agreement, dated as of the date hereof, by and between Venture and Universal. Notwithstanding anything to the contrary in the Purchase Agreement, Venture and Universal hereby agree as follows:

         1. On the Closing Date:

            (a) Venture and Universal shall jointly establish an interest-bearing bank account ("Account") at either Harris Trust and Savings Bank or Citibank National Association ("Bank"). The documents establishing and governing the Account shall provide that: (i) there shall be two authorized signatories on the Account, one of which shall be an individual designated by Venture, and one of which shall be an individual designated by Universal; and (ii) no payment or other disbursement from the Account shall be made without a prior written authorization signed by both signatories on the Account.

            (b) Venture shall pay the Aggregate Purchase Price into the Account ("Account Funds"). The Account Funds shall at all times be segregated from the funds of each of Venture and Universal, and shall be and remain free and clear of all liens, claims, encumbrances, pledges, and charges.

            (c) Universal shall issue and deliver to Venture a certificate evidencing the Closing Shares in the manner set forth in Section 2.4 of the Purchase Agreement.

         2. No later than ninety (90) days following the Closing Date, Universal shall furnish to Venture a letter, which shall have been issued to Universal by The Nasdaq Stock Market, Inc., demonstrating and confirming to the reasonable satisfaction of Venture that



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Universal is then in full compliance with Nasdaq Marketplace Rule 4310(c)(2)(B)
(without any restrictions, limitations, or qualifications with respect thereto) which requires Universal to have a minimum of $2,000,000 in net tangible assets or a market capitalization of $35,000,000 or $500,000 of net income for the most recently completed fiscal year or two of the three most recently completed fiscal years ("Nasdaq Letter"). In the event that Venture shall for any reason disagree that the Nasdaq Letter demonstrates and confirms that Universal is then in full compliance with the aforesaid Nasdaq Marketplace Rule (without any restrictions, limitations, or qualifications with respect thereto), then Venture shall deliver written notice thereof to Universal within three (3) business days following delivery of the Nasdaq Letter by Universal to Venture, and thereafter, the parties shall be entitled to obtain immediate equitable relief for purposes of determining whether Universal in then in full compliance with such Nasdaq Marketplace Rule.

         3. In the event that Universal shall not have furnished the Nasdaq Letter within the required ninety (90) day period or the Nasdaq Letter shall not satisfy the requirements set forth in Paragraph 2 of this Letter Agreement, effective immediately upon written notice provided by Venture to Universal, which (except in the event of a dispute between Venture and Universal with respect to compliance by Universal with any such requirements) shall be delivered within fifteen (15) days following the lapse of said ninety (90) day period ("Termination Notice"):

            (a) each of the Purchase Agreement and the Transaction Documents shall be automatically terminated (without any additional action required by any party thereto) and shall thereafter be of no further force or effect, and all of the transactions performed or contemplated thereby shall be rescinded; provided, however, that Sections 7.1, 7.3, and 7.9 of the Purchase Agreement shall survive forever; and provided, further, that nothing herein or in the Termination Notice shall relieve any party from liability for a breach of the Purchase Agreement or Transaction Documents prior to the termination thereof;

            (b) all of the Account Funds (together with all interest accrued thereon) shall thereupon become the sole property of Venture, and Universal and Venture shall, as soon as practicable (but in no event later than three (3) days following the delivery of the Termination Notice), cause the individuals designated pursuant to Paragraph 1(a) of this Letter Agreement to jointly execute and deliver to the Bank all necessary instructions to release the Account Funds exclusively to Venture (or its designee); and

            (c) the certificate evidencing the Closing Shares shall be tendered to Universal free and clear of all liens and encumbrances and shall be cancelled.

         4. In the event that Universal shall furnish the Nasdaq Letter within the required ninety (90) day period and it shall have been finally determined (either pursuant to a final, nonappealable, judicial determination or in the event that Venture shall fail to deliver the Termination Notice in accordance with the terms and conditions of Paragraph 3 of this Letter Agreement) that the Nasdaq Letter shall fully satisfy the requirements set forth in Paragraph 2



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of this Letter Agreement, then all of the Account Funds (together with all interest accrued thereon) shall thereupon become the sole property of Universal, and Universal and Venture shall, as soon as practicable (but in no event later than three (3) days following the delivery of the Termination Notice), cause the individuals designated pursuant to Paragraph 1(a) of this Letter Agreement to jointly execute and deliver to the Bank all necessary instructions to release the Account Funds (together with all interest accruing thereon) exclusively to Universal (or its designee).

         5. Each of the parties hereto shall take any and all actions, and shall execute and deliver any and all documents and instruments, that shall be necessary or appropriate to give full force and effect to this Letter Agreement. This Letter Agreement shall be governed by, and construed and enforced in accordance with, the substantive laws of the State of Illinois, without regard to the conflicts of laws principles thereof.



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         If you are in agreement with the foregoing, please execute a copy of this Letter Agreement in the space provided below and return it to the undersigned. This Letter Agreement may be executed in multiple counterparts, each of which shall have the force and effect of an original and all of which together shall constitute one and the same document.

                                             Sincerely,


                                             Venture Equities Holdings, Inc.


                                             By: /s/ ZEMIN XU
                                                 -------------------------------
                                                Its: Vice President
                                                    ----------------------------

Agreed and confirmed as of the date first written above.

Universal Automotive Industries, Inc.

   /s/ ARVIN SCOTT
-----------------------------
By:      Arvin Scott
   --------------------------
Its:     President CEO
    -------------------------